                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 4 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 4 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                EKCO GROUP, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 PER SHARE
                         (Title of Class of Securities)

                                    282636109
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 8, 1999
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-----------------------                               --------------------------
CUSIP No. 282636109             SCHEDULE 13D               Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              0 shares
   NUMBER OF             -------------------------------------------------------
    SHARES               8.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
  REPORTING              9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                     0 shares
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     BD, IA & 00
================================================================================

-----------------------                               --------------------------
CUSIP No. 282636109             SCHEDULE 13D               Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC and BK
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              0 shares
   NUMBER OF             -------------------------------------------------------
    SHARES               8.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
  REPORTING              9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                     0 shares
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
================================================================================

-----------------------                               --------------------------
CUSIP No. 282636109             SCHEDULE 13D               Page 5 of 9 Pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC and BK
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              0 shares
   NUMBER OF             -------------------------------------------------------
    SHARES               8.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   0 Shares
    EACH                 -------------------------------------------------------
  REPORTING              9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                     0 shares
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
================================================================================

PRELIMINARY NOTE

         The persons filing this Amendment No. 4 are Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt") , a Delaware limited partnership. This Amendment No. 4 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated March 4, 1996 (the "Statement"). However, the filing of this Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         This Amendment No. 4 relates to the Common Stock, $0.01 par value (the "Common Stock") of Ekco Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 4, is a company organized under the laws of Delaware, with its principal executive offices at 98 Spit Brook Road, Nashua, New Hampshire 03062.

         This Amendment No. 4 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained or shared voting power.

         This Amendment No. 4 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of their respective shares of Common Stock pursuant to a Tender Offer by EG Two Acquisition Company, a Delaware corporation (the "Purchaser"), a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc. a New Jersey corporation ("Bordon"), to purchase all of the outstanding shares of the Company's Common Stock, par value $.0.01 per share at a purchase price of $7.00 per share.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set in response to Items 1,2,3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC does not beneficially own directly any shares of the Common Stock.

         As a result of the disposition of 76,000 shares of Common Stock pursuant to the Tender Offer , TBK does not beneficially own directly any shares of the Common Stock.

         As a result of the disposition of 30,900 shares of Common Stock pursuant to the Tender Offer, Vanderbilt does not beneficially own directly any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (c) Pursuant to the terms of the Tender Offer between August 18 and September 8, 1999, TBC tendered 1,311,985 shares of Common Stock for a purchase price of $7.00 per share. Between August 18 and September 8, 1999, TBK tendered 76,000 shares of Common Stock pursuant to the terms of the Tender Offer as set forth above. Between August 18 and September 8, 1999, Vanderbilt tendered 30,900 shares of Common Stock pursuant to the terms of the Tender Offer as set forth above.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on September 8, 1999.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

                                    TWEEDY, BROWNE COMPANY LLC


                                    By /s/ Christopher H. Browne
                                       -------------------------------------
                                       Christopher H. Browne
                                       Member


                                    TBK PARTNERS, L.P.


                                    By /s/ Christopher H. Browne
                                       -------------------------------------
                                       Christopher H. Browne
                                       General Partner


                                    VANDERBILT PARTNERS, L.P.


                                    By /s/ Christopher H. Browne
                                       -------------------------------------
                                       Christopher H. Browne
                                       General Partner

Dated: September 14, 1999